UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61899 / April 14, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13824

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In the Matter of   :
                                                           :
ASPEN GROUP RESOURCES CORP.,   :
COMMERCIAL CONCEPTS, INC.,   :   ORDER MAKING FIND-
DESERT HEALTH PRODUCTS, INC.,   :   INGS AND REVOKING
EQUALNET COMMUNICATIONS CORP.,   :   THE REGISTRATIONS OF
GENEVA STEEL HOLDINGS CORP.,   :   SECURITIES BY
ORDERPRO LOGISTICS, INC.,   :   DEFAULT
  (N/K/A SECURUS RENEWABLE ENERGY, INC.),   :
SEPRAGEN CORP., and   :
TRINITY ENERGY RESOURCES, INC.   :

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On March 19, 2010, the Securities and Exchange Commission (Commission) issued both an Order Instituting Proceedings (OIP) and an Order Suspending Trading in the securities of all the Respondents, except Trinity Energy Resources, Inc. (Trinity), pursuant to Sections 12(j) and 12(k) of the Securities Exchange Act of 1934 (Exchange Act).[1] All Respondents were served with the OIP on or before March 22, 2010, and no Respondent filed an Answer within ten days after service. See 17 C.F.R. §§ 201.141(a)(2)(ii), .220(b).

The Commission has issued Orders based on Offers of Settlement from three Respondents, and, at a telephonic prehearing conference on April 12, 2010, the Division represented that Trinity had submitted a signed Offer of Settlement.[2] I find that the remaining Respondents, Aspen Group Resources Corp. (ASRPF), Desert Health Products, Inc. (DHPIQ), Equalnet Communications Corp. (ENET), and Geneva Steel Holdings Corp. (GNVHQ) are in

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[1] The Division of Enforcement (Division) explained that it did not seek a Suspension of Trading Order against Trinity because Trinity did not have market makers and it was not eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

[2] On March 30, and April 6, 2010, the Commission issued Orders Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Orderpro Logistics, Inc. (n/k/a Securus Renewable Energy, Inc.), Commercial Concepts, Inc., and Sepragen Corp., respectively. See Exchange Act Release Nos. 61799, 61844, 61846.

default because they have not filed an Answer to the OIP, defended the proceeding in any way, or appeared at the telephonic prehearing conference, and I find the allegations in the OIP to be true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

FACTS

ASRPF, Central Index Key (CIK) No. 1023947, is a Yukon, Canada, corporation located in Oklahoma City, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ASRPF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 2003, which reported a net loss of $2,717,662 for the prior year.[3] As of March 17, 2010, the common stock of ASRPF was quoted on the Pink Sheets of the Pink OTC Markets, Inc. (Pink Sheets), had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

DHPIQ, CIK No. 1097570, is a dissolved Arizona corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DHPIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2005, which reported a net loss of $2,390,043 for the prior year. On December 15, 2005, DHPIQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Arizona, which was converted to a Chapter 7 petition, and was still pending as of March 17, 2010. As of March 17, 2010, the common stock of DHPIQ was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

ENET, CIK No. 936163, is a Texas corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ENET is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2000, which reported a net loss of $7,658,676 for the prior nine months.[4] On August 9, 2000, ENET filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of Texas, which was converted to a Chapter 7 proceeding, and was still pending as of March 17, 2010. As of March 17, 2010, the common stock of ENET was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

GNVHQ, CIK No. 1128709, is a delinquent Delaware corporation located in Vineyard, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). GNVHQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $67,594,000 for the prior nine months. On September 13, 2002,

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[3] ASRPF also filed a Form 6-K on November 16, 2006, which contained quarterly information for the period ending September 30, 2006.

[4] I take official notice of the $7,658,676 net loss. See 17 C.F.R. § 201.323. The OIP uses a $22,706,426 figure.

GNVHQ filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Utah, which was still pending as of March 17, 2010. As of March 17, 2010, the common stock of GNVHQ was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

LAW

Section 12(j) of the Exchange Act provides that the Commission may, as it deems necessary or appropriate for the protection of investors, deny, suspend the effective date of, suspend for a period not to exceed twelve months, or revoke the registration of a security, if the Commission finds that the issuer has failed to comply with any provision of the Exchange Act or Exchange Act rules. By the actions described above, ASRPF, DHPIQ, ENET, and GNVHQ have violated Section 13(a) of the Exchange Act and Exchange Act Rule 13a-1 that requires issuers with securities registered pursuant to Section 12(g) to file annual reports and Exchange Act Rule 13a-13 that requires domestic issuers to file quarterly reports, or Exchange Act Rule 13a-16 that requires foreign private issuers to furnish quarterly and other reports to the Commission if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

ORDER

Accordingly, pursuant to Section 12(j) of the Exchange Act, I ORDER that the registration of each class of registered securities of Aspen Group Resources Corp., Desert Health Products, Inc., Equalnet Communications Corp., and Geneva Steel Holdings Corp. is REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge